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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                         (AMENDMENT NO. ______________)*


                         BERKSHIRE REALTY COMPANY, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                Share of Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   084710 10 2
            ---------------------------------------------------------
                                 (CUSIP Number)

                            David J. Greenwald, Esq.
                              Goldman, Sachs & Co.
                    85 Broad Street, New York, New York 10004
--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                February 22, 1999
            ---------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedules, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO. 084710 10 2                                         PAGE 2 OF 23 PAGES
--------------------------------------------------------------------------------

 1.  NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Whitehall Street Real Estate Limited Partnership XI
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [ ]
     (See Instructions)                                                (b) [X]

--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS (See Instructions)

     OO
--------------------------------------------------------------------------------
 5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) OR 2(e)
                                                                           [ ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                           7.  SOLE VOTING POWER
 NUMBER OF                     -0-
  SHARES                   -----------------------------------------------------
BENEFICIALLY               8.  SHARED VOTING POWER
 OWNED BY                      -0-
   EACH                    -----------------------------------------------------
 REPORTING                 9.  SOLE DISPOSITIVE POWER
  PERSON                       -0-
   WITH                    -----------------------------------------------------
                           10. SHARED DISPOSITIVE POWER
                               -0-
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     -0-
--------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES (See Instructions)
                                                                           [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.0%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON (See Instructions)

     PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO. 084710 10 2                                         PAGE 3 OF 23 PAGES
--------------------------------------------------------------------------------

 1.  NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     WH Advisors, L.L.C. XI
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [ ]
     (See Instructions)                                                (b) [X]

--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS (See Instructions)

     OO
--------------------------------------------------------------------------------
 5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) OR 2(e)
                                                                           [ ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                           7.  SOLE VOTING POWER
 NUMBER OF                     -0-
  SHARES                   -----------------------------------------------------
BENEFICIALLY               8.  SHARED VOTING POWER
 OWNED BY                      -0-
   EACH                    -----------------------------------------------------
 REPORTING                 9.  SOLE DISPOSITIVE POWER
  PERSON                       -0-
   WITH                    -----------------------------------------------------
                           10. SHARED DISPOSITIVE POWER
                               -0-
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     -0-
--------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES (See Instructions)
                                                                           [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.0%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON (See Instructions)

     OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO. 084710 10 2                                         PAGE 4 OF 23 PAGES
--------------------------------------------------------------------------------

 1.  NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     The Goldman Sachs Group, L.P.
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [ ]
     (See Instructions)                                                (b) [X]

--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS (See Instructions)

     OO
--------------------------------------------------------------------------------
 5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) OR 2(e)
                                                                           [ ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                           7.  SOLE VOTING POWER
 NUMBER OF                     -0-
  SHARES                   -----------------------------------------------------
BENEFICIALLY               8.  SHARED VOTING POWER
 OWNED BY                      27,208
   EACH                    -----------------------------------------------------
 REPORTING                 9.  SOLE DISPOSITIVE POWER
  PERSON                       -0-
   WITH                    -----------------------------------------------------
                           10. SHARED DISPOSITIVE POWER
                               27,208
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     27,208
--------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES (See Instructions)
                                                                           [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     less than 1%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON (See Instructions)

     HC/PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO. 084710 10 2                                         PAGE 5 OF 23 PAGES
--------------------------------------------------------------------------------

 1.  NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Goldman, Sachs & Co.
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [ ]
     (See Instructions)                                                (b) [X]

--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS (See Instructions)

     OO
--------------------------------------------------------------------------------
 5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) OR 2(e)
                                                                           [X]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
--------------------------------------------------------------------------------
                           7.  SOLE VOTING POWER
 NUMBER OF                     -0-
  SHARES                   -----------------------------------------------------
BENEFICIALLY               8.  SHARED VOTING POWER
 OWNED BY                      27,208
   EACH                    -----------------------------------------------------
 REPORTING                 9.  SOLE DISPOSITIVE POWER
  PERSON                       -0-
   WITH                    -----------------------------------------------------
                           10. SHARED DISPOSITIVE POWER
                               27,208
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     27,208
--------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES (See Instructions)
                                                                           [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     less than 1%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON (See Instructions)

     PN/BD/IA
--------------------------------------------------------------------------------

CUSIP No. 084710 10 2                                         PAGE 6 OF 23 PAGES



Item 1.  Security and Issuer.

         The title of the class of equity securities to which this statement relates is the shares of Common Stock, par value $.01 per share (the "Common Stock"), of Berkshire Realty Company, Inc., a Delaware corporation ("Berkshire"). The principal executive offices of Berkshire are located at One Beacon Street, Suite 1550, Boston, Massachusetts 02108.

Item 2.  Identity and Background.

         This statement is being filed by Whitehall Street Real Estate Limited Partnership XI ("Whitehall"), WH Advisors, L.L.C. XI ("WH Advisors, L.L.C."), Goldman, Sachs & Co. ("GS&Co.") and The Goldman Sachs Group, L.P. ("GS Group", and, together with Whitehall, WH Advisors, L.L.C. and GS&Co., the "Reporting Persons").*

         As described in Items 3 and 4 below, on February 22, 1999, Whitehall together with Blackstone Real Estate Acquisitions III L.L.C. ("Blackstone") and The Berkshire Companies Limited Partnership ("BCLP"), formed Aptco, LLC, a Delaware limited liability company ("Aptco"), for the purpose of submitting a merger proposal to the Board of Directors of Berkshire pursuant to which, among other things, Aptco would acquire Berkshire and holders of outstanding shares of Common Stock (other than certain holders described in Item 4 below) would receive cash in exchange for their shares. As a result, the Reporting Persons, together with Blackstone and BCLP and certain affiliates of BCLP as described below (collectively, the "Krupp Affiliates") may be


---------------
* Neither the present filing nor anything contained herein shall be construed as an admission that Whitehall, WH Advisors, L.L.C., GS&Co. or GS Group constitute a "person" for any purpose other than Section 13(d) of the Securities Exchange Act of 1934.

CUSIP No. 084710 10 2                                         PAGE 7 OF 23 PAGES



deemed to constitute a "group" within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended.* Pursuant to Rule 13(d)-1(k)(2), the Reporting Persons are filing individually.

         The business address of each Reporting Person is 85 Broad Street, New York, New York 10004.

         Whitehall is a Delaware limited partnership that was formed for the purpose of investing in debt and equity interests in real estate assets and businesses. WH Advisors, L.L.C., a Delaware limited liability company, acts as the sole general partner of Whitehall.

         GS&Co., a New York limited partnership, is an investment banking firm and a member of the New York Stock Exchange, Inc. and other national exchanges. GS Group, one of the general partners of GS&Co., owns a 99% interest in GS&Co. GS&Co. is the investment manager for Whitehall. GS Group is a Delaware limited partnership and holding partnership that (directly or indirectly through subsidiaries or affiliated companies or both) is a leading investment banking organization. The other general partner of GS&Co. is The Goldman, Sachs & Co. L.L.C. ("GS L.L.C."), which is wholly-owned by GS Group and The Goldman Sachs Corporation, a Delaware corporation ("GS Corp."). GS Corp. is the sole general partner of GS Group.

         The name, residence or business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted and the citizenship of (i) each director of GS Corp. and GS L.L.C. are set


---------------
* Neither the present filing nor anything contained herein shall be construed as an admission that the Reporting Persons together with Blackstone and the Krupp Affiliates constitute a "person" or "group" for any purpose. Neither the present filing nor anything contained herein shall be construed as an admission that Whitehall together with Blackstone and the Krupp Affiliates constitute a "person" or "group" for any purpose other than what they may be deemed to constitute under Section 13(d) of the Securities Exchange Act of 1934.

CUSIP No. 084710 10 2                                         PAGE 8 OF 23 PAGES



forth on Schedule I hereto and are incorporated herein by reference and (ii) each manager and executive officer of WH Advisors, L.L.C. are set forth on
Schedule II hereto and are incorporated herein by reference.

         To the knowledge of the Reporting Persons, the business address of Blackstone is 345 Park Avenue, New York, New York 10154, and the business address of each of the Krupp Affiliates is The Berkshire Group, One Beacon Street, Suite 1500, Boston, Massachusetts 02108.

         To the knowledge of the Reporting Persons, Blackstone is a Delaware limited liability company that, together with its sole member, Blackstone Real Estate Advisors III, L.P., acts as an advisor to Blackstone Real Estate Partners III, L.P., a real estate investment fund.

         To the knowledge of the Reporting Persons: BCLP is a Massachusetts limited partnership that, together with its subsidiaries, is principally engaged in mortgage banking and investment sponsorship, asset and other management services, venture capital investing, commercial laundry and linen services and furniture manufacturing and sales. The sole general partners of BCLP are KGP-1, Incorporated ("KGP-1") and KGP-2, Incorporated ("KGP-2").

         To the knowledge of the Reporting Persons: KGP-1 and KGP-2 are each Massachusetts corporations whose principal business is serving as general partners of BCLP and certain of its affiliates. Douglas Krupp and George Krupp each own 50% of the outstanding common stock of KGP-1 and KGP-2. The sole directors of KGP-1 and KGP-2 are Douglas Krupp and George Krupp. The sole executive officers of KGP-1 and KGP-2 are Douglas Krupp (President) and David Quade (Executive Vice President). Mr. Quade is a United States citizen whose principal occupation is acting as Executive Vice President and Chief Financial Officer of The Berkshire Group.

CUSIP No. 084710 10 2                                         PAGE 9 OF 23 PAGES



         To the knowledge of the Reporting Persons: Douglas Krupp is an individual who is a United States citizen and whose principal occupation is acting as the Chairman of BCLP. Douglas Krupp also serves as a director and Chairman of the Board of Berkshire.

         To the knowledge of the Reporting Persons, George Krupp is an individual who is a United States citizen and whose principal occupation is serving as an instructor of history at the New Jewish High School in Waltham, Massachusetts.

         None of the Reporting Persons, or to the best knowledge and belief of the Reporting Persons, any of the individuals listed in Schedule I or Schedule II has, during the past five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or, except as set forth in Schedule III to this Schedule 13D, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         This Item 2 is  qualified  in its  entirety by reference to Schedule I,
Schedule II and Schedule III which are attached hereto and incorporated into this Item by reference.


Item 3.  Source and Amount of Funds or Other Consideration.

         The Proposed Transactions (as defined in Item 4 below) would be funded through a combination of equity and debt financing. On February 22, 1999, Whitehall, Blackstone and BCLP formed Aptco for the purpose of proposing the Proposed Transactions to Berkshire. Pursuant to a letter, dated February 22, 1999, among Whitehall, Blackstone and Douglas Krupp (on behalf of

CUSIP No. 084710 10 2                                        PAGE 10 OF 23 PAGES



himself and the other Krupp Affiliates)(together with the "Summary of Terms" attached thereto, the "Formation Letter") (attached hereto as Exhibit 1), (i) Whitehall and Blackstone have agreed to make an equity contribution to Aptco in the amount of $106 million each , as such amount may be adjusted pursuant to the terms of the Formation Letter and (ii) the Krupp Affiliates have agreed to contribute to Aptco at least 5,416,000 shares of Common Stock and/or OP Units (as defined in Item 4 below) beneficially owned by the Krupp Affiliates. Pursuant to a letter, dated February 22, 1999, between Aptco and Goldman Sachs Mortgage Corporation ("GSMC") (the "Commitment Letter") (attached hereto as
Exhibit 2), GSMC has agreed to provide up to $675 million in the form of a bridge loan to fund the remainder of the consideration required for the Proposed Transactions. In connection with the Proposed Transactions, Aptco currently intends to sell certain properties owned by Berkshire and to use the proceeds of such sales to reduce the amount of indebtedness then outstanding under the bridge loan.

         The transactions contemplated by the Formation Letter and the Commitment Letter are subject to a number of terms and conditions set forth therein, including, among others, the execution of mutually acceptable documentation and the satisfaction of the conditions set forth in the Offer Letter (as defined in Item 4 below).

         In addition, as of February 22, 1999, GS Group and GS&Co. may be deemed to beneficially own 27,208 shares of Common Stock held in client accounts with respect to which GS&Co. or employees of GS&Co. have voting or investment discretion, or both ("Managed Accounts"). GS&Co. purchased these shares of Common Stock in the ordinary course of its business on behalf of the Managed Accounts. GS&Co. and GS Group each disclaims beneficial ownership

CUSIP No. 084710 10 2                                        PAGE 11 OF 23 PAGES



of Common Stock held in Managed Accounts. To the knowledge of the Reporting Persons, each of Blackstone and the Krupp Affiliates disclaim beneficial ownership of Common Stock held in Managed Accounts.

         None of the Reporting Persons nor any of the persons listed on Schedules I or II has contributed any funds or other consideration towards the purchase of the securities of Berkshire reported in this statement.

         The information set forth in response to this Item 3 is qualified in its entirety by reference to the Formation Letter and the Commitment letter, which are expressly incorporated herein by reference.


Item 4.  Purpose of Transaction.

         Based on information provided by the Krupp Affiliates to the Reporting Persons, the Krupp Affiliates originally acquired the shares of Common Stock which are beneficially owned by them for investment purposes.

         As of the date of this statement, none of the Reporting Persons, or to the knowledge and belief of the Reporting Persons, any of the individuals listed on Schedule I or Schedule II, has any present plan or intention which relates to or would result in any of the actions set forth in parts (a) through (j) of Item 4 of Schedule 13D, other than the following:

         As described in a letter, dated February 22, 1999, from Aptco to Berkshire (the "Offer Letter") (attached hereto as Exhibit 3), Aptco has proposed a transaction in which (i) Berkshire would merge (the "Company Merger") with and into Aptco and (ii) a subsidiary of Aptco ("Aptco Sub")

CUSIP No. 084710 10 2                                        PAGE 12 OF 23 PAGES



would merge (the "Subsidiary Merger") with and into BRI OP Limited Partnership, a Delaware limited partnership which is the operating partnership of Berkshire ("BRI OP"). Pursuant to the proposed terms of the Company Merger, all outstanding Common Stock not held by Aptco or Aptco Sub (other than dissenting shares) would be converted into $11.05 per share in cash (the "Cash Price"), and all outstanding shares of the Series 1997-A Convertible Preferred Stock, par value $.01 per share (the "Preferred Stock") of Berkshire, (other than dissenting shares) would be converted into an amount in cash equal to the "change of control preference" specified in Berkshire's certificate of designation in respect of the Preferred Stock. Pursuant to the proposed terms of the Subsidiary Merger, the outstanding partnership units in BRI OP ("OP Units") not held by Aptco or Aptco Sub would be converted, at the election of the holders thereof, into either an amount per OP Unit in cash equal to the Cash Price or equity securities of Aptco. The Company Merger and the Subsidiary Merger are collectively referred to herein as the "Proposed Transactions." In connection with the Proposed Transactions, the Common Stock would be delisted from the New York Stock Exchange, and the registration of the Common Stock under the Securities Exchange Act of 1934 would be terminated. In addition, as indicated in the Formation Letter, Aptco currently intends to sell certain properties owned by Berkshire and to use the proceeds of such sales to reduce the amount of indebtedness then outstanding under the bridge loan.

         The Proposed Transactions are subject to a number of conditions including, among others, (i) execution of definitive merger agreements containing customary "no-shop," "break up fee" and expense reimbursement provisions, (ii) absence of any injunction prohibiting or restricting the

CUSIP No. 084710 10 2                                        PAGE 13 OF 23 PAGES



consummation  of  the  Proposed   Transactions,   any  litigation  commenced  or
threatened by a governmental entity and any litigation that could have a material adverse effect with respect to Berkshire or BRI OP, or that could significantly delay the consummation of the Proposed Transactions, (iii) receipt by Berkshire of a satisfactory closing agreement with the Internal Revenue Service, on terms and conditions satisfactory to Aptco, with respect to certain tax matters, and Aptco's satisfaction with respect to certain other tax matters,
(iv) execution of an agreement, on or prior to the execution of definitive merger agreements, by the holders of a majority in interest of the Preferred Stock consenting to the Proposed Transactions, (v) receipt by the Board of Directors of Berkshire of an opinion from a nationally recognized investment banking firm as to the fairness of the consideration to be paid under the terms of the Proposed Transactions from a financial point of view to the holders of Common Stock, Preferred Stock and OP Units, (vi) approval of the Proposed Transactions and the definitive merger agreements by the respective Boards of Directors of Berkshire and of the general partner of BRI OP, (vii) approval of the Proposed Transactions by the holders of the Common Stock, Preferred Stock and OP Units, (viii) receipt of any regulatory and other third party consents to the Proposed Transactions, including the financing thereof, (ix) confirmation that investment banking fees, severance costs and legal and accounting expenses of Berkshire relating to the Proposed Transactions will not exceed $12 million,
(x) confirmation of the number of fully-diluted shares of Berkshire, (xi) receipt by Aptco of the financing proceeds on the terms and conditions set forth in the Formation Letter and the Commitment Letter and (xii) other customary conditions to closing.

CUSIP No. 084710 10 2                                        PAGE 14 OF 23 PAGES



         Although Aptco's proposal contained in the Offer Letter expired by its terms at 5:00 p.m. on March 1, 1999, each Reporting Person expects to evaluate on an ongoing basis Berkshire's financial condition, business operations and prospects, market price of the Common Stock, conditions in securities markets generally, general economic and industry conditions and other factors. Accordingly, each Reporting Person reserves the right to change its plans and intentions at any time, as it deems appropriate and may or may not submit a revised proposal or extend the expiration date of the proposal contained in the Offer Letter. In particular, each Reporting Person may at any time and from time to time acquire shares of Common Stock or securities convertible or exchangeable for Common Stock; dispose of shares of Common Stock which it has acquired; exchange OP Units which it has acquired for shares of Common Stock; and/or may enter into privately negotiated derivative transactions with institutional counterparts to hedge the market risk of some or all of the positions in the Common Stock which it has acquired. Any such transactions may be effected at any time and from time to time subject to any applicable limitations of the Securities Act. To the knowledge of each Reporting Person, each of the persons listed on Schedule I and Schedule II hereto and each of Blackstone and the Krupp Affiliates may make the same evaluation and reserve the same rights.

CUSIP No. 084710 10 2                                        PAGE 15 OF 23 PAGES



Item 5.  Interests in Securities of the Issuer.

         (a) Based on information provided by the Krupp Affiliates to the Reporting Persons, as of February 22, 1999, 5,881,369* shares of Common Stock may be deemed to be beneficially owned by the Krupp Affiliates, representing approximately 14.0% of the outstanding shares of Common Stock.** Each of Whitehall, WH Advisors, L.L.C., GS&Co. and GS Group disclaims beneficial ownership of all of such shares of Common Stock.

         Based on information provided by Blackstone to the Reporting Persons, as of February 22, 1999, no shares of Common Stock were beneficially owned by Blackstone.

         As of February 22, 1999, no shares of Common Stock were beneficially owned by Whitehall or WH Advisors, L.L.C.

         As of February 22, 1999, GS&Co. and GS Group may be deemed to beneficially own 27,208 shares of Common Stock held in Managed Accounts, representing less than 1% of the outstanding shares of Common Stock. Each of GS&Co. and GS Group disclaims beneficial ownership of Common Stock held in Managed Accounts. To the knowledge of the Reporting


---------------
* Based on information provided by the Krupp Affiliates to the Reporting Persons, such number includes 5,344,066 OP Units and excludes 42,110 shares of Common Stock owned by certain persons who are related to Douglas and George Krupp, regarding which the Krupp Affiliates disclaim beneficial ownership. Pursuant to the Amended and Restated Agreement of Limited Partnership of BRI OP, OP Units are convertible into shares of Common Stock on a one-for-one basis or, at the election of Berkshire, into cash. Based on information provided by the Krupp Affiliates to the Reporting Persons, the Krupp Affiliates disclaim beneficial ownership of Common Stock to the extent that OP Units may be exchanged for cash rather than Common Stock at the option of Berkshire.

** All percentages of Common Stock set forth in this Item 5 are based upon the 36,711,488 shares of Common Stock reported to be outstanding as of October 31, 1998 as disclosed in Berkshire's most recent Form 10-Q filed with the Securities and Exchange Commission.

CUSIP No. 084710 10 2                                        PAGE 16 OF 23 PAGES



Persons, each of Blackstone and the Krupp Affiliates disclaim beneficial ownership of Common Stock held in Managed Accounts.

         None of the Reporting Persons, and to the knowledge of the Reporting Persons, none of the persons listed on Schedule I and Schedule II hereto, beneficially own any shares of Common Stock other than as set forth herein.

         (b) GS&Co. and GS Group share the power to vote or direct the vote and to dispose or direct the disposition of the shares of Common Stock held in the Managed Accounts as indicated on pages 4 and 5 above.

         (c) None of the Reporting Persons, and based on information provided by Blackstone, the Krupp Affiliates and the persons listed on Schedules I and II hereto to the Reporting Persons, none of the persons listed on Schedule I and
Schedule II hereto, the Krupp Affiliates or Blackstone, has been a party to any transaction in the Common Stock during the sixty-day period ending on February 22, 1999.

         (d) Except for clients who may with respect to shares of Common Stock held in Managed Accounts, no other person has the right to receive or the power to direct the receipt of the dividends from, or the proceeds from the sale of, any shares of Common Stock that may be deemed to be beneficially owned by the Reporting Persons.

         (e) Not applicable.

CUSIP No. 084710 10 2                                        PAGE 17 OF 23 PAGES



Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Except as disclosed in Items 3, 4 and 5 and the Joint Filing Agreement, dated March 4, 1999, among the Reporting Persons (attached hereto as Exhibit 4), none of the Reporting Persons is a party to any contracts, arrangements, understandings or relationships with respect to any securities of Berkshire, including but not limited to the transfer or voting of any securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


Item 7.  Material to be Filed as Exhibits.

         Exhibit No.          Exhibit
         -----------          -------

             1. Formation Letter, dated February 22,1999, among Whitehall, Blackstone and Douglas Krupp.

             2.               Commitment   Letter,   dated  February  22,  1999,
                              between Aptco and GSMC.

             3. Offer Letter, dated February 22, 1999, from Aptco to Berkshire.

             4. Joint Filing Agreement, dated March 4, 1999, among the Reporting Persons.

CUSIP No. 084710 10 2                                        PAGE 18 OF 23 PAGES



                                    SIGNATURE

         After reasonable inquiry and to our best knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  March 4, 1999

                                            WHITEHALL STREET REAL ESTATE
                                            LIMITED PARTNERSHIP XI

                                            By:  WH Advisors, L.L.C. XI,
                                                 its general partner


                                            By: /s/ Edward M. Siskind
                                               ---------------------------------
                                               Name:  Edward M. Siskind
                                               Title: Vice President and
                                                      Assistant Treasurer


                                            WH ADVISORS, L.L.C. XI


                                            By: /s/ Edward M. Siskind
                                               ---------------------------------
                                               Name:  Edward M. Siskind
                                               Title: Vice President and
                                                      Assistant Treasurer


                                            THE GOLDMAN SACHS GROUP, L.P.


                                            By: /s/ Hans L. Reich
                                               ---------------------------------
                                               Name:  Hans L. Reich
                                               Title: Attorney-in-Fact


                                            GOLDMAN, SACHS & CO.


                                            By: /s/ Hans L. Reich
                                               ---------------------------------
                                               Name:  Hans L. Reich
                                               Title: Attorney-in-Fact

CUSIP No. 084710 10 2                                        PAGE 19 OF 23 PAGES



                                   SCHEDULE I


         The name of each director of The Goldman Sachs Corporation and The Goldman, Sachs & Co. L.L.C. is set forth below.

         The business address of each person listed below except John L. Thornton is 85 Broad Street, New York, NY 10004. The business address of John L. Thornton is 133 Fleet Street, London EC4A 2BB, England. Each person is a citizen of the United States of America. The present principal occupation or employment of each of the listed persons is as a managing director of Goldman, Sachs & Co. or another Goldman Sachs operating entity.


Jon Z. Corzine

Henry M. Paulson, Jr.

Robert J. Hurst

John A. Thain

John L. Thornton

CUSIP No. 084710 10 2                                        PAGE 20 OF 23 PAGES



                                   SCHEDULE II


         The name, position and present principal occupation of each manager and executive officer of WH Advisors, L.L.C. XI, which is the sole general partner of Whitehall Street Real Estate Limited Partnership XI, are set forth below.

         The business address of all the executive officers and managers listed below except G. Douglas Gunn, Todd A.Williams, Angie D. Madison, Richard E. Georgi III, Paul R. Milosevich, Elizabeth A. O'Brien and Eli Muraidekh is 85 Broad Street, New York, New York 10004. The business address of G. Douglas Gunn, Todd A. Williams, Angie D. Madison and Paul R. Milosevich is 100 Crescent Court, Suite 1000, Dallas, TX 75201. The business address of Richard E. Georgi III and Eli Muraidekh is 133 Fleet Street, London EC4A 2BB, England. The business address of Elizabeth A. O'Brien is 3 Garden Road, Central, Hong Kong.

         Except for Brahm S. Cramer, who is a Canadian citizen, all executive officers and managers listed below are United States citizens.

Name                     Position                   Present Principal Occupation
----                     --------                   ----------------------------

Rothenberg, Stuart M.    Manager/Vice President     Managing Director of
                                                    Goldman, Sachs & Co.

Neidich, Daniel M.       Manager/President          Managing Director of
                                                    Goldman, Sachs & Co.

O'Brien, Elizabeth A.    Vice President/Assistant   Vice President of
                         Secretary                  Goldman Sachs (Asia) L.L.C.

Georgi III, Richard E.   Vice President             Managing Director of
                                                    Goldman Sachs International

Weil, David M.           Vice President             Managing Director of
                                                    Goldman, Sachs & Co.

Rosenberg, Ralph F.      Manager/Vice President/    Managing Director of
                         Assistant Secretary        Goldman, Sachs & Co.

CUSIP No. 084710 10 2                                        PAGE 21 OF 23 PAGES


Name                     Position                   Present Principal Occupation
----                     --------                   ----------------------------

Williams, Todd A.        Vice President/Assistant   Managing Director of
                         Secretary/Assistant        Goldman, Sachs & Co.
                         Treasurer

Naughton, Kevin D.       Vice President/Secretary/  Vice President of
                         Treasurer                  Goldman, Sachs & Co.

Siskind, Edward M.       Vice President/Assistant   Managing Director of
                         Treasurer                  Goldman, Sachs & Co.

Klingher, Michael K.     Vice President             Managing Director of
                                                    Goldman, Sachs & Co.

Gunn, G. Douglas         Vice President/Assistant   Vice President of
                         Secretary                  Goldman, Sachs & Co.

Lahey, Brian J.          Vice President/Assistant   Vice President of
                         Treasurer                  Goldman, Sachs & Co.

Kava, Alan S.            Vice President             Vice President of
                                                    Goldman, Sachs & Co.

Feldman, Steven M.       Vice President             Managing Director of
                                                    Goldman, Sachs & Co.

Madison, Angie D.        Vice President/Assistant   Vice President of
                         Secretary                  Goldman, Sachs & Co.

Weiss, Mitchell S.       Assistant Treasurer        Vice President of
                                                    Goldman, Sachs & Co.

Cramer, Brahm S.         Vice President             Vice President of
                                                    Goldman, Sachs & Co.

Karr, Jerome S.          Vice President             Vice President of
                                                    Goldman, Sachs & Co.

Lauer, Kate              Vice President/Assistant   Vice President of
                         Secretary                  Goldman, Sachs & Co.

CUSIP No. 084710 10 2                                        PAGE 22 OF 23 PAGES


Name                     Position                   Present Principal Occupation
----                     --------                   ----------------------------

Milosevich, Paul R.      Vice President             Vice President of
                                                    Goldman, Sachs & Co.

Mortelliti, Josephine    Vice President             Vice Presdent of
                                                    Goldman, Sachs & Co.

Muraidekh, Eli           Vice President             Vice President of
                                                    Goldman Sachs International

Sack, Susan L.           Vice President/Assistant   Vice President of
                         Secretary                  Goldman, Sachs & Co.

CUSIP No. 084710 10 2                                        PAGE 23 OF 23 PAGES


                                  SCHEDULE III


         In Securities and Exchange Commission Administrative Proceeding File No. 3-8282 In the Matter of Goldman, Sachs & Co., Goldman, Sachs & Co., (the "Firm"), without admitting or denying any of the SEC's allegations, settled administrative proceedings involving alleged books and records and supervisory violations relating to eleven trades of U.S. Treasury securities in the secondary markets in 1985 and 1986. The SEC alleged that the Firm had failed to maintain certain records required pursuant to Section 17(a) of the Exchange Act and had also failed to supervise activities relating to the aforementioned trades in violation of Section 15(b)(4)(E) of the Exchange Act.

         The Firm was ordered to cease and desist from committing or causing any violation of the aforementioned sections of the Exchange Act, pay a civil money penalty to the SEC in the amount of $250,000 and establish policies and procedures reasonably designed to assure compliance with Section 17(a) of the Exchange Act and Rules 17a-3 and 17a-4 thereunder.